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                              September 27, 2021

       J. David Enloe, Jr.
       President and Chief Executive Officer
       Recro Pharma, Inc.
       1 E. Uwchlan Avenue, Suite 112
       Exton, Pennsylvania 19341

                                                        Re: Recro Pharma, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 10,
2021
                                                            File No. 333-259460

       Dear Mr. Enloe:

               We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-3 filed September 10, 2021

       Cover Page

   1. We note this resale registration statement relates to your recent purchase of Irisys. The selling shareholders in
this registration statement are the former owners of Irisys, who will receive the common
shares to be resold on February 11, 2022, six months after the closing of the Unit Purchase
Agreement, and will have no right voting rights or dividend rights in the shares until that
time, as provided in paragraph 2.4 of the Unit Purchase Agreement,
                                                        Exhibit 10.1 of your
August 13, 2021 Form 8-K. Provide us your analysis why it is appropriate to register
the shares for resale now, when the shares will not be issued until on or about February
11, 2022. In doing so, tell us the purpose of the six-month delay.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 J. David Enloe, Jr.
Recro Pharma, Inc.
September 27, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at
(202) 551-
3257 with any questions.



                                                           Sincerely,
FirstName LastNameJ. David Enloe, Jr.
                                                           Division of
Corporation Finance
Comapany NameRecro Pharma, Inc.
                                                           Office of Life
Sciences
September 27, 2021 Page 2
cc:       Rachael M. Bushey, Esq.
FirstName LastName